

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Gary Swidler
Chief Financial Officer
Match Group, Inc.
8750 North Central Expressway
Suite 1400
Dallas, TX 75231

>**Re: Match Group, Inc.**
>**10-K for the Year Ended December 31, 2020**
>**Filed February 25, 2021**

Dear Mr. Swidler:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology